Teva to Present Data for Deutetrabenazine in Tardive Dyskinesia at the American Psychiatric
Association 2017 Annual Meeting

Data contribute to growing body of evidence supporting the development of deutetrabenazine for the treatment of tardive dyskinesia

Jerusalem, May 17, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced eight abstracts evaluating deutetrabenazine tablets – formerly referred to as SD-809 – for the treatment of tardive dyskinesia (TD) will be presented at the American Psychiatric Association (APA) 2017 Annual Meeting in San Diego, CA from May 20-24. The data to be presented underscores the company’s efforts to advance research and treatment of patients with TD.

“The data accepted for presentation offers additional analyses from two pivotal Phase III trials, demonstrating the potential of deutetrabenazine in tardive dyskinesia. This type of research is representative of Teva’s commitment to improve our understanding of how to treat this debilitating and undertreated condition,” said Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva. “The psychiatric community plays a crucial role in identifying and treating tardive dyskinesia, and we are proud to share these data at the prestigious APA Annual Meeting.”

The full set of Teva-sponsored data to be presented includes:

[P7.001] Estimation of Tardive Dyskinesia Incidence and Prevalence in the United States (Poster Session 7, May 23; 10am-12pm) A. Dhir, T. Schilling, M.D., V. Abler, DO, R. Potluri, B. Carroll, PharmD.
[P7.005] The Effect of Deutetrabenazine (DTB) on Individual Components of the Total Abnormal Involuntary Movement Scale (AIMS) in ARM-TD (Poster Session 7, May 23; 10am-12pm) H.H. Fernandez, M.D., S.A. Factor, DO, J. Jimenez-Shahed, M.D., W.G. Ondo, M.D., M.D. Davis, Ph.D., D. Stamler, M.D., R.A. Hauser, M.D., MBA, K.E. Anderson, M.D.
[P7.006] Improvements in Clinical Global Impression of Change With Deutetrabenazine Treatment in Tardive Dyskinesia From the ARM-TD and AIM-TD Studies (Poster Session 7, May 23; 10am-12pm) H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph..D, W.G. Ondo, M.D., K.E. Anderson, M.D.
[P7.007] Evaluation of Patient-Reported Outcomes in Tardive Dyskinesia Patients with Underlying Psychotic and Mood Disorders in the ARM-TD and AIM-TD Trials (Poster Session 7, May 23; 10am-12pm) H.H. Fernandez, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., K.E. Anderson, M.D.
[P7.008] Evaluating Fixed-Dose Deutetrabenazine for the Treatment of Moderate to Severe Tardive Dyskinesia in the AIM-TD Study (Poster Session 7, May 23; 10am-12pm) K.E. Anderson, M.D., S.A. Factor, DO, J. Jimenez-Shahed, M.D., W.G. Ondo, M.D., M.D. Davis, Ph.D., D. Stamler, M.D., R.A. Hauser, M.D., MBA, H.H. Fernandez, M.D.
[P7.009] Deutetrabenazine for the Treatment of Tardive Dyskinesia: Results From an Open-Label, Long-Term Study (Poster Session 7, May 23; 10am-12pm) K.E. Anderson, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A. Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph.D., W.G. Ondo, M.D., H.H. Fernandez, M.D.
[P7.010] Long-Term Safety of Deutetrabenazine for the Treatment of Tardive Dyskinesia: Results From an Open-Label, Long-Term Study (Poster Session 7, May 23; 10am-12pm) K.E. Anderson, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A., Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph..D, W.G. Ondo, M.D., H.H. Fernandez, M.D.
[P7.011] Effect of Deutetrabenazine on Quality of Life in Patients With Tardive Dyskinesia in AIM-TD: A 12-Week Double-Blind, Placebo-Controlled Study (Poster Session 7, May 23; 10am-12pm) K.E. Anderson, M.D., D. Stamler, M.D., M.D. Davis, Ph.D., S.A., Factor, DO, R.A. Hauser, M.D., MBA, J. Isojarvi, M.D., Ph.D., L.F. Jarskog, M.D., J. Jimenez-Shahed, M.D., R. Kumar, M.D., FRCPC, S. Ochudlo, M.D., Ph..D, W.G. Ondo, M.D., H.H. Fernandez, M.D.

About Deutetrabenazine
Deutetrabenazine, an investigational treatment for tardive dyskinesia, is an oral, inhibitor of vesicular monoamine 2 transporter, or VMAT2, that regulates the levels of neurotransmitters, in the brain. Deutetrabenazine is approved in the United States for the treatment of chorea associated with Huntington’s disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding deutetrabenazine tablets, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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